Filed by Trane Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Trane Inc.

Commission File No.: 1-11415

The following is information provided to Trane employees on January 14, 2008.

NEW EMPLOYEE QUESTIONS AND RESPONSES FOR PUBLICATION ON JAN. 14, 2008

1.	New! (1/14/08) Who provides/underwrites extended warranties for Ingersoll Rand’s current products? Does Ingersoll Rand have an extended warranty department/division? Can you discuss future plans for handling extended warranties for both existing Ingersoll Rand products and Trane and American Standard brand HVAC equipment?

We do not expect any changes to the Trane/American Standard extended warranty programs prior to the closing of the transaction. It is too early to say what might happen after the closing. This will be addressed by integration teams which have yet to be formed.

2.	New! (1/14/08) Will we retain the American Standard HVAC brand?

Yes. The American Standard brand remains a meaningful and important part of our HVAC business. The overall growth strategy and vision for the brand is to reach $1 billion in sales by the year 2010. Therefore, the business has made the commitment to invest in people, product and brand awareness to help accomplish this goal.

3.	New! (1/14/08) Are we permitted to contact our counterparts at Ingersoll Rand?

DO NOT contact your counterpart or anyone at Ingersoll Rand unless you are involved in an authorized integration team. We understand that your counterparts at Ingersoll Rand will be instructed, and will be expected to not contact Trane employees except through authorized integration teams. Both companies’ leaders agree that, for the vast majority of employees, time is best spent focusing on “business as usual” and meeting or exceeding our operating plans. Until the acquisition closes, random phone calls, meetings or requests for information outside of authorized integration activities are an unnecessary distraction for both businesses, or worse, could create problems for our business with regulatory authorities. It is extremely important that Trane continues to operate as a stand-alone business until the acquisition is completed.

4.	New! (1/14/08) What has Ingersoll Rand identified as areas for the $300 million in synergies? (Will follow current Q. 7 under “Business Decision”) Waiting for confirmation of this new response.

During its analyst call on Dec. 17, Ingersoll Rand stated that it anticipates annual run rate savings of $300 million pre tax by 2010. These savings will be pretty evenly divided between selling, general and administrative (SG&A) expense and gross margin. Cost of goods will be lower through the impact of supplier rationalization, procurement leverage on a combined $7.5 billion of material spend, global sourcing, and manufacturing initiatives that generate efficiency and productivity improvement, such as Lean Six Sigma. Ingersoll Rand sees solid cost efficiencies to be gained across the combined entity’s $3 billion of SG&A structure, which will include the integration of the two corporate staffs and improved productivity across global administrative operations. An achievable target is $125 million (pre-tax) for 2008. Ingersoll Rand’s additional revenue synergies could result from market and service expansion, cross-selling and global growth, although those amounts have not yet been quantified.

5.	New! (1/14/08) How will the Ingersoll Rand acquisition affect independently owned commercial offices?

The contractual relationships between Trane and independently owned commercial sales offices are not affected by the acquisition of Trane by Ingersoll Rand.

6.	New! (1/14/08) Has Ingersoll Rand acquired other companies whose shared services functions and/or locations were retained?

Ingersoll Rand has not previously acquired a business with substantial shared-services capabilities. However, Herb Henkel has stated publicly that the combination of systems, processes and resources that will best meet the needs of the organization on a go-forward basis will be retained.

7.	New! (1/14/08) What is Ingersoll Rand’s approach to wellness? How does it compare with LifeSteps?

While Ingersoll Rand offers some wellness benefits, it does not currently offer a program as extensive as LifeSteps. Trane believes in the benefits of LifeSteps, and we plan to share details of our program as part of the integration process.

8.	New! (1/14/08) When will employees be able to access the 70-percent discount on Schlage and other Ingersoll Rand products, as Herb Henkel mentioned during our town hall meeting?

Whatever product discount programs that are now in place for current Ingersoll Rand employees will be made available to Trane employees effective with the closing date of the acquisition. More details will be provided closer to that time.

NOTE: The transaction is subject to a vote of the Trane stockholders and requires registration of the shares of Ingersoll-Rand to be issued in the merger. Accordingly, written communications regarding the transaction may be deemed to be solicitations of proxies or an offering prospectus and require the following legends.

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of the management of Ingersoll-Rand Company Limited (“Ingersoll Rand”) and Trane Inc. (“Trane”) and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: failure to satisfy any of the conditions of closing, including the failure to obtain Trane stockholder approval; the risks that Ingersoll Rand’s and Trane’s businesses will not be integrated successfully; the risk that Ingersoll Rand and Trane will not realize estimated cost savings and synergies; costs relating to the proposed transaction; disruption from the transaction making it more difficult to maintain relationships with customers, employees, distributors or suppliers; the level of end market activity in Ingersoll Rand’s and Trane’s commercial and residential market; weather conditions that could negatively or positively affect business and results of operations; additional developments which may occur that could affect the Ingersoll Rand’s or Trane’s estimate of asbestos liabilities and recoveries; unpredictable difficulties or delays in the development of new product technology; fluctuations in pricing of our products, the competitive environment and related market conditions; changes in law or different interpretations of laws that may affect Trane’s or Ingersoll Rand’s expected effective tax rate; increased regulation and related litigation; access to capital; and actions of domestic and foreign governments. Additional factors that could cause Ingersoll Rand’s and Trane’s results to differ materially from those described in the forward-looking statements can be found in the 2006 Annual Report on Form 10-K of Ingersoll Rand and the 2006 Annual Report on Form 10-K of Trane filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). Neither Ingersoll Rand nor Trane undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date on which such statements were made.

This communication is being made in respect of the proposed merger transaction involving Ingersoll Rand, Trane and Indian Merger Sub, Inc. In connection with the proposed transaction, Ingersoll Rand will file with the SEC a registration statement on Form S-4 and Trane will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the SEC as well. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THE Ingersoll Rand ENTITY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to Trane’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Ingersoll Rand and Trane, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Ingersoll-Rand Company Limited, P.O. Box 0445, 155 Chestnut Ridge Road, Montvale, NJ 07645 Attention: Investor Relations, (201) 573-0123, or to Trane Inc., One Centennial Avenue, Piscataway, NJ 08855 Attention: Investor Relations, (732) 980-6125.

Ingersoll Rand, Trane and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ingersoll Rand’s directors and executive officers is available in Ingersoll Rand’s proxy statement for its 2007 annual meeting of stockholders and Ingersoll Rand’s 2006 Annual Report on Form 10-K, which were filed with the SEC on April 23, 2007 and March 1, 2007, respectively, and information regarding Trane’s directors and executive officers is available in Trane’s proxy statement for its 2007 annual meeting of stockholders and Trane’s 2006 Annual Report on Form 10-K, which were filed with the SEC on March 23, 2007 and February 26, 2007, respectively. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.